COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 17, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust Columbia Variable Portfolio – Strategic Income Fund	Post-Effective Amendment No. 60 File No. 033-14954;811-05199

Columbia Funds Variable Insurance Trust I

Columbia Variable Portfolio – Marsico International

Opportunities Fund

(effective 5/1/15 to be known as Columbia Variable Portfolio – International Opportunities Fund)

Post-Effective Amendment No. 41 File No. 333-40265;811-08481

Columbia Funds Variable Series Trust II

Columbia Variable Portfolio – Global Bond Fund

Columbia Variable Portfolio – International Opportunity Fund

(effective 5/1/15 to be known as Columbia Variable Portfolio –

Select International Equity Fund)

Variable Portfolio – Columbia Wanger U.S. Equities Fund

(effective 5/1/15 to be known as Columbia Variable Portfolio – U.S.

Equities Fund)

Post-Effective Amendment No. 44 File No. 333-146374;811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on March 31, 2015 for the above-referenced Post-Effective Amendments (each a “Filing” and collectively, the “Filings”) filed by and on behalf of Columbia Funds Variable Insurance Trust, Columbia Funds Variable Insurance Trust I and Columbia Funds Variable Series Trust II (each a “Registrant” and collectively, the “Registrants”) on behalf of their respective series Columbia Variable Portfolio – Strategic Income Fund, Columbia Variable Portfolio – Marsico International Opportunities Fund, Columbia Variable Portfolio – Global Bond Fund, Columbia Variable Portfolio – International Opportunity Fund and Variable Portfolio – Columbia Wanger U.S. Equities Fund (each a “Fund” and collectively, the “Funds”). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

All Funds

Comment 1:	Consider modifying the several derivatives risk disclosures in the Summary of the Fund section for brevity.

Response:	We believe the existing derivatives risk disclosure in each Fund’s prospectus is consistent with the Commission’s guidance with respect to derivatives risk disclosures as contained within its letter to the Investment Company Institute dated July 30, 2010 (the “Barry Miller Letter”). However, we also recognize the goal of providing investors with key information in plain English in a clear and concise format, as summarized in Release Nos. 33–8998; IC–28584; File No. S7–28–07 (the “Summary Prospectus Adopting Release”). Therefore, in our continued effort to balance these objectives, we intend to review our disclosure and, where appropriate, modify it for brevity.

Comment 2:	Disclosure under the caption Order Processing in the About Fund Shares and Transactions – Shareholder
Information section refers to orders received in “good form.” Please add a description of what is meant by
“good form.”

Response:	Disclosure will be added to further describe “good form.” The additional disclosure will include language substantially similar to the following:

An order is in “good form” if the Transfer Agent or your selling agent has all of the information and documentation it deems necessary to effect your order.

Comment 3:	Supplementally explain the reason for including Transactions in Derivatives in the More Information About the Fund – Additional Investment Strategies and Policies section in addition to what is included in the Principal Investment Strategies sections.

Response:	This disclosure is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions on a non-material basis, which may be in addition to any derivative instruments disclosed in any Fund’s Principal Investment Strategies.

Columbia Variable Portfolio – Strategic Income Fund

Comment 4:	Consider removing the disclosure regarding the turnover percent “excluding mortgage dollar rolls” which appears under the caption Portfolio Turnover in the Summary of the Fund – Fees and Expenses of the Fund section.

Response:	The disclosure of the portfolio turnover rate without mortgage dollar rolls will be removed.

Comment 5:	Consider relocating the disclosure explaining the reason(s) for the selection of an index that is different from the index for the immediately preceding period so it appears before the Average Annual Total Return Table.

Response:	The disclosure will be relocated to appear in the performance lead-in disclosure which appears above the performance bar chart.

Columbia Variable Portfolio – International Opportunity Fund

Comment 6:	Supplementally confirm whether the Fund intends to invest at least 80% of its net assets in securities of companies located in at least three countries other than the United States.

Response:	So confirmed.

Comment 7:	The Fund’s 80% policy states that the Fund may invest in emerging market countries. Consider disclosing the criteria the Fund will use to determine if a country is considered an emerging market country.

Response:	Disclosure will be added to the Statement of Additional Information. The additional disclosure will include language substantially similar to the following:

Unless otherwise stated in a Fund’s prospectus, emerging market countries are generally those either defined by World Bank-defined per capita income brackets or determined to be an emerging market based on the Fund portfolio manager’s qualitative judgments about a country’s level of economic and institutional development, among other factors.

Comment 8:	The Principal Investment Strategies sections state that the Fund may invest in derivatives. Supplementally confirm whether these instruments will be counted towards the Fund’s 80% policy. If so, supplementally explain how these instruments will be valued (i.e., notional or market value).

Response:	The value of the Fund’s investments in derivatives is not counted towards the Fund’s 80% policy.

Comment 9:	Consider modifying the several geographic concentration risk disclosures in the Summary of the Fund section for brevity.

Response:	We will review and consider modifying the several geographic concentration risk disclosures for brevity, where appropriate.

Comment 10:	The Principal Risks sections include disclosure of geographic concentration risk. Please include corresponding disclosure in the Principal Investment Strategies sections.

Response:	The Principal Investment Strategies will be revised to include disclosure to reflect that, from time to time, the Fund may focus its investments in certain countries or geographic areas.

Columbia Variable Portfolio – Marsico International Opportunities Fund

Comment 11:	Supplementally confirm whether the Fund intends to invest at least 65% of its net assets in securities of companies located in at least three countries other than the United States.

Response:	So confirmed.

Comment 12:	The Principal Investment Strategies sections state that the Fund may invest in derivatives. Supplementally confirm whether these securities will be counted towards the Fund’s 65% policy. If so, supplementally explain how these instruments will be valued (i.e., notional or market value).

Response:	The value of the Fund’s investments in derivatives is not counted towards the Fund’s 65% policy.

Comment 13:	The Fund’s 65% policy states that the Fund may invest in emerging market countries. Consider disclosing the criteria the Fund will use to determine if a country is considered an emerging market country.

Response:	Disclosure will be added to the Statement of Additional Information. The additional disclosure will include language substantially similar to the following:

Unless otherwise stated in a Fund’s prospectus, emerging market countries are generally those either defined by World Bank-defined per capita income brackets or determined to be an emerging market based on the Fund portfolio manager’s qualitative judgments about a country’s level of economic and institutional development, among other factors.

Comment 14:	The Principal Risks sections include disclosure of geographic concentration risks. Please include corresponding disclosure in the Principal Investment Strategies sections.

Response:	We will review and consider modifying the several geographic concentration risk disclosures for brevity, where appropriate.

Comment 15:	The Average Annual Total Returns table header includes “After Applicable Sales Charges.” Consider removing this language if it is not applicable to the Fund.

Response:	The language will be removed.

Columbia Variable Portfolio – Global Bond Fund

Comment 16:	The Fund’s Principal Investment Strategies state that the Fund will invest in debt obligations of non-U.S. governments, their agencies, authorities or instrumentalities. If the Fund intends to invest more than 25% of its net assets in sovereign debt of a single foreign country, confirm it will include disclosure of such intent.

Response:	So confirmed.

Variable Portfolio – Columbia Wanger U.S. Equities Fund

No specific comments in addition to those applicable to all Funds.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

All Funds

Comment 17:	Consider relocating the second paragraph under the caption Investment in Other Investment Companies which appears under the heading Non-fundamental Policies in the Fundamental and Non-Fundamental
Investment Policies section so it appears with the similar disclosure under the caption Summary of 1940
Act Restrictions on Certain Activities which appears later in the SAI under the same heading and section.

Response:	The paragraph will be so relocated.

Comment 18:	Consider revising the disclosure under the caption Reverse Repurchase Agreements in the About Fund Investments section to include leverage risk as a related risk.

Response:	The disclosure will be so revised.

In connection with the above-referenced Filings, the Registrants hereby acknowledge the following:

The disclosures in the Filings are the responsibility of the Registrants and each Registrant is fully responsible for the adequacy or accuracy of the disclosures in its Filing. Each Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and each Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Variable Insurance Trust
Columbia Funds Variable Insurance Trust I
Columbia Funds Variable Series Trust II

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